Exhibit 10.27

TRIZEC PROPERTIES, INC.

2004 Non-Employee Director Fees and Other Compensation

     The following table sets forth the compensation payable to each non-employee director of Trizec Properties, Inc. (“Trizec”) for his service to Trizec’s board of directors and its committees. Directors who are also employees of Trizec receive no additional compensation for serving on the board of directors:

Annual fee for serving on the board of directors	$55,000	(1)
Annual fee for Audit Committee chairperson	7,500	(1)
Annual fee for Compensation Committee, Corporate Governance Committee and Nominating Committee chairpersons	3,000	(1)
Annual fee for Presiding Independent Director	3,000	(1)
Meeting fee per board meeting attended	1,000
Meeting fee per Audit Committee meeting attended	2,000
Meeting fee per Compensation Committee, Corporate Governance Committee and Nominating Committee meeting attended	1,000

(1)	Subject to certain exceptions, at least $30,000 of the $55,000 annual fee is payable in the form of shares of Trizec’s common stock. A director may elect to receive any additional amount up to the full $55,000 in shares of common stock. The annual fees that Trizec pays to committee chairpersons and the presiding independent director also are payable in shares of Trizec’s common stock, rather than cash, if the chairperson or the presiding independent director, as the case may be, so elects. Meeting fees are paid in cash. Due to restrictions in Trizec’s certificate of incorporation which prohibit “non-qualifying U.S. persons” from holding shares of its common stock, all fees payable to two of its non-employee directors who are not U.S. persons are paid solely in cash.

     Trizec also reimburses its non-employee directors for expenses incurred in attending board and committee meetings.